UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Wire Holdings, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 2, 2020

Physical address of issuer:
3214 West McGraw Street, #105, Seattle, WA 98199

Website of issuer: https://wh-inc.co

Current number of employees: 18

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$4,786,138.67	$127,017.74
Cash & Cash Equivalents	$3,080.86	$51,774.74
Accounts Receivable	$0	$0
Current Liabilities	$48,458.18	$43,359.48
Long-Term Liabilities	$2,187,234.35	$90,750.00
Revenues/Sales	$4,447.99	$0
Total Expenses	$2,052,037.72	$1,531,969.40
Taxes Paid	$33,095.50	$0
Net Income	($1,988,287.72)	($1,520,735.43)



April 26, 2022

FORM C-AR

Wire Holdings, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Wire Holdings, Inc., a Delaware Corporation (the "Wire Holdings," "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website, https://wh-inc.co, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2022

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Wire Holdings, Inc. is a Delaware corporation incorporated on October 2, 2020. The Company converted from Fashwire, Inc., a Washington corporation, which was incorporated on September 1, 2015, on October 2, 2020. The founder previously operated the business as Fashwire LLC from May 31, 2014 until it was dissolved on May 31, 2014 and through FashPlay Inc. from April 29, 2014 until it was dissolved on April 30, 2016. Limited operations were done through these predecessor entities.

The Company is located at 3214 West McGraw Street, #301F, Seattle, WA 98199.

The Company's website is https://wh-inc.co.

The Company conducts business from its offices in Seattle Washington and reaches a global market through its applications.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/fashwire.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We depend on a few major customers for a substantial portion of our net sales.

Only a few customers accounted for the vast majority percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our major customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

We rely on various intellectual property rights, including licenses in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed- around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new

products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services offerings to include newer features, functionality or solutions, and keep pace with price-to- performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non- Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero- day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third -parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

BUSINESS

Description of the Business
Wire Holdings, Inc. is the parent company of 3 platforms: FashWire, GlossWire and CasaWire. All three platforms are B2B2C global marketplaces connecting brands and consumers through real-time data-driven technology.

Business Plan
Wire Holdings is growing and will continue to scale its global offering with the addition of new designers and partnering brands. While Wire Holdings continues to differentiate its platform, we will take several steps in order to grow. The focus and goals include increasing market share, introducing groundbreaking new features, expanding artificial intelligence efforts and increasing brand awareness through social media platforms. Our ambition is that within 18 months we will be the number one shopping destination on mobile.

The Company's Products and/or Services

Product / Service	Description	Current Market
FashWire Application	iOS, Android, and Web Application	The current consumer market is Generation X, Millenials, and anyone with a smartphone that likes fashion. We also have a growing number of brands and fashion designers.
GlossWire	iOS, Android, and Web Application	The current consumer market is Generation X, Millenials, and anyone with a smartphone that likes beauty. We also have a growing number of beauty brands across all categories.
CasaWire	iOS, Android, and Web Application	Launching August 2022 targeting furniture and décor customers.

Competition
There are no known competitors, only a varied and saturated market of indirect competitors. The indirect competitors are potential B2B advertising partners.

Customer Base
We show our platform on the direct-to-consumer market. Wire Holdings resonates with three primary audiences: users, brands and retailers. The Wire Holdings platforms combine technology to allow both users and brands to work together to influence smarter production decisions to increase conversion and profitability. Users participate because they want a rewarding, community-driven experience, and designers and retailers want to see valuable consumer data from the instant percentage results.

Intellectual Property
The Company has the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country

5757940	FASHWIRE	September 12, 2015	May 21, 2019	USA
5789177	My Wire	April 21, 2018	June 25, 2019	USA
88185718 (Serial Number)	Beautewire	November 7, 2018	Pending	USA
5518734	FashShop	December 12, 2012	July 17, 2018	USA
88666509 (Serial Number)	Discover Fashion Everywhere	October 24, 2019	Pending	USA
9720517	CURVWIRE	February 16, 2022	Pending	USA
9720519	CURVWIRE	February 16, 2022	Pending	USA
9720522	CURVWIRE	February 16, 2022	Pending	USA
90354381	DISCOVER BEAUTY EVERYWHERE	December 2, 2020	Pending	USA
88846497	FASHGIVE	March 24, 2020	Pending	USA
90543730	FASHLUXE	February 24, 2021	Pending	USA
90543735	FASHLUXE	February 24, 2021	Pending	USA
88837829	FASHPLAY	March 17, 2020	Pending	USA
90508342	GLOSS & GIVE	February 3, 2021	Pending	USA
90536098	GLOSSWIRE	February 19, 2021	Pending	USA
90536101	GLOSSWIRE	February 19, 2021	Pending	USA
90462565	PARLORE	January 13, 2021	Abandoned	USA
6394419	SWIPE THE EDIT	September 29, 2020	June 22, 2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation and is not aware of any pending litigation.

Employees

The Company currently employs 18 employees.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years Education	Education
Kimberly Carney	Founder, CEO, Director	Kimberly has acted as the CEO of Fashwire since September of 2015. From November 2012-April 2018 she was the owner of The Brik, an upscale clothing boutique in Seattle Washington.	Bachelor's Degree in Business

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type/Class of security	Common Stock
Securities (or amount) Authorized	10,826,000
Securities (or amount) Outstanding	5,921,835
Par Value (if applicable)	$0.0001
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion or exercise prior to the Offering if convertible securities or options).	65.8%
Other Rights	Holders of Common Stock have typical rights of Common Stockholders of a Delaware corporation.

Type/Class of security	Non-Voting Common Stock
Securities (or amount) Authorized	1,000,000
Securities (or amount) Outstanding	318,250
Par Value (if applicable)	$0.0001
Voting Rights	No
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Nonvoting Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion or exercise prior to the Offering if convertible securities or options).	3.5%
Other Rights	Non-Voting Common Stock has the same economic rights as Common Stock except holders of Non-Voting Common Stock do not have the right to vote on any business matters.

Type/Class of security	Preferred Stock
Securities (or amount) Authorized	2,911,141 of which 1,351,565 is designated as Series A and 1,559,576 is designated as Series A-1
Securities (or amount) Outstanding	1,946,875 of which 1,088,270 is Series A and 858,605 is Series A-1
Par Value (if applicable)	$0.0001
Voting Rights	Yes
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.60%
Other Rights	Preferred Stock holders have the following rights*: 1. Dividend rights of 8% over Common Stock and Nonvoting Common Stock. 2. Liquidation Preference over Common Stock and Nonvoting Common Stock. 3. Conversion Rights. Holders of Preferred Stock may, at their option, convert their shares to Common Stock.

*The list is merely a summary of the rights of holders of Preferred Stock. Additional information may be found in the Company's Amended and Restated Articles of Incorporation.

Type/Class of security	Crowd SAFE
Securities Outstanding	205
Face Value of Securities Outstanding	$62,868.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$10,000,000 valuation cap; the Company may issue additional securities which may dilute the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion at valuation cap).	0.60%

For calculating the percentage ownership in each table above, the options outstanding listed below are included, but they do not include the options reserved but not issued or outstanding.

Employee Stock Option Securities

Type/Class of security	Options
Securities Reserved (Total)	Of the Common stock 750,163 shares have been set-aside as part of the Employee Stock Option Plan / Of the Nonvoting Common Stock 424,105 shares have been set aside as part of the Employee Stock Option Plan
Securities Outstanding	Stock Options for 269,075 share of Common Stock have been issued / Stock Options for 318,240 shares of Nonvoting Common Stock have been issued
Voting Rights	Upon exercise of the option, only holders of Common Stock will have the right to vote.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options, which could dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.5%
Other Rights	These securities have been issued pursuant to the Company's employee stock option plan in which recipients receive options to purchase stock that vest over 4 years with a one year cliff.al

Debt
The Company has no debt outstanding.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number & Type / Class of Security Held	Percentage (%) Ownership
Kimberly Carney	3,985,000 / Common Stock	49.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Wire Holdings, Inc. is a Delaware corporation incorporated on October 2, 2020. The Company converted from Fashwire, Inc., a Washington corporation, which was incorporated on September 1, 2015, on October 2, 20202. The founder previously operated the business as Fashwire LLC from May 31, 2014 until it was dissolved on May 31, 2014 and through FashPlay Inc. from April 29, 2014 until it was dissolved on April 30, 2016. Limited operations were done through these predecessor entities.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

On July 1, 2020, the Company closed an offering pursuant to Regulation CF and raised $62,586.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Number of Securities Sold	$ Amount Sold	Use of Proceeds	Offering Date(s)	Exemption
Series A Preferred	1,088,270	$1,374,973.50	General Working Capital	05/25/2017 – 12/31/2018	Section 4(a)(2)
Series A-1 Preferred Stock	564,671	$724,137.26	General Working Capital	02/04/2019 – 06/28/2019	Section 4(a)(2)
Crowd SAFE	205	$63,837.72	Marketing & Product Development	07/01/2020	Regulation CF

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: during the first few years of the Company's existence, the founder, Kimberly Carney, also operated a retail fashion business, the Brik. During this time, the founder used the Brik to attract designers and post their content on the Company's platform. The Brik is now closed.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The undersigned also certifies that the attached financial statements are true and complete in all material respects.

/s/ Kimberly Carney   *Kimberly Carney*

_____

(Signature)

Kimberly Carney

_____

(Name)

CEO

_____

(Title)

I, Kimberly Carney, the Chief Executive Officer of Wire Holdings, Inc., certify that the financial statements of Wire Holdings, Inc. included in this Form are true and complete in all material aspects.

/s/ Kimberly Carney   *Kimberly Carney*

_____

(Signature)

Kimberly Carney

_____

(Name)

Director

_____

(Title)

April 26, 2022

_____

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kimberly Carney   *Kimberly Carney*

_____

(Signature)

Kimberly Carney

_____

(Name)
Director

_____

(Title)

April 26, 2022

_____

(Date)

Instructions:

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Wire Holdings, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
US Bank - 1092	2,380.68
US Bank Checking - 8990	700.18
Total Bank Accounts	**$3,080.86**
Other Current Assets	
Payroll Refunds	243.00
Total Other Current Assets	**$243.00**
Total Current Assets	**$3,323.86**
Fixed Assets	
Capitalized Website/App	133,496.06
Start-up Costs	5,005,250.75
Total Fixed Assets	**$5,138,746.81**
Other Assets	
Accumulated Amortization	-355,932.00
Total Other Assets	**$ -355,932.00**
TOTAL ASSETS	**$4,786,138.67**
LIABILITIES	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	
CT Unemployment Tax	375.00
Federal Taxes (941/944)	43,361.71
Federal Unemployment (940)	677.08
FL Unemployment Tax	16.89
HI Income Tax	539.13
NJ Income Tax	503.76
NJ Quarterly Taxes	671.25
NYS Employment Taxes	813.85
NYS Income Tax	1,002.29
WA Paid Family and Medical Leave Tax	97.63
WA SUI Employer	247.41
WA Workers Compensation	152.18
Total Payroll Liabilities	**48,458.18**

Total Other Current Liabilities	**$48,458.18**
Total Current Liabilities	**$48,458.18**
Long-Term Liabilities	
PPP Loan	52,112.00
SH loan - Kimberly Carney	1,237,981.77
SH loan - Kimberly Carney- accrued interest	15,252.78

	TOTAL
The Estate of Tom Pearon - Loans/Notes Payable	881,887.80
Total Long-Term Liabilities	**$2,187,234.35**
Total Liabilities	**$2,235,692.53**
Equity	
Equity Holding Account	
Brian Holland - Equity Holding Account	183,000.00
Cindy Engstrom - Equity Holding Account	30,000.00
Frederick Bingham - Equity Holding Account	3,000.00
Ingrid Hanou - Equity Holding Account	647,999.16
Ingrid Hanou - Equity Holding Account - Accrued Interest	17,984.91
James Spiegelhoff - Equity Holding Account	60,000.00
Karsten Newbury - Equity Holding Account	387,000.00
Manny Rivelo - Equity Holding Account	225,000.00
Manny Rivelo- Equity Holding Account - Accrued Interst	6,975.00
Munawar Hosain - Equity Holding Account	65,000.00
Susan Dahl - Equity Holding Account	1,049,338.60
Susan Dahl - Equity Holding Account - Accrued Interest	31,695.28
The Estate of Tom Pearon - Equity Holding Account	352,656.64
The Estate of Tom Pearon - Equity Holding Account - Accrued Interest	29,963.93
William Kapfer/Eric Baker - Equity Holding Account	8,343.75
William Kapfer/Eric Baker - Equity Holding Account - Accrued Interest	125.16
Total Equity Holding Account	**3,098,082.43**
Owner's Equity	87,226.50
Retained Earnings	-1,851,170.68
Stock - Common	832,172.10
Stock - Preferred	1,215,047.54
Stock - Preferred Series A-1	1,101,704.93
Stock - Republic Crowdfunding/Common	55,671.04
Net Income	-1,988,287.72
Total Equity	**$2,550,446.14**
TOTAL LIABILITIES	**$4,786,138.67**


WIRE HOLDINGS, INC.

Profit and Loss

January -December 2021


	TOTAL
Income	
Sales of Product Income Digital	
Products	1,854.73
Total Sales of Product Income	**1,854.73**
Service/Fee Income	
Miscellaneous Income	2,593.26
Total Service/Fee Income	**2,593.26**
Total Income	**$4,447.99**
GROSS PROFIT	**$4,447.99**
Expenses	
Advertising & Marketing	169,031.91
Alterations	4,802.81
Automobile Expenses	
Car & Truck	20.00
Fuel	514.79
Parking & Tolls	3,451.03
Total Automobile Expenses	**3,985.82**
Bad Debts	175,150.00
Charitable Contribution	38,344.54
Clothing	159,744.15
Computers/Equipment	11,059.62
Contractors	278,045.19
Dues and Memberships	29,445.35
Employee Reimbursements	1,934.90
Entertainment Expenses	23,579.78
Event / Trade Shows	
Event Fees / Admissions	55,138.40
Event Supplies	24,912.73
Event Tips / Misc	34,443.59
Fashion / Event Models	29,509.03
Total Event / Trade Shows	**144,003.75**
Fundraising	4,000.00
Gifts	7,691.12
Insurance	1,935.52
Interest Paid	9,200.00
Legal & Professional Services	129,943.50
Merchant Fees	
Bank Charges & Fees	2,136.00
Merchant Account Fees	6,014.10
Paypal Fees	4,064.26

Total Merchant Fees	**12,214.36**
Office / General Admin	25,095.87

	TOTAL
Payroll Expenses	
Fees	200.00
Taxes	33,095.50
Wages	332,490.66
Total Payroll Expenses	**365,786.16**
Postage and Delivery	820.33
Prize Money	6,235.60
Promotional Charity Event	1,069.20
Promotional Meals	7,349.04
Reimbursements	0.00
Rent & Lease	46,813.97
Repairs & Maintenance	5,153.48
Security	12,685.53
Software & Subscriptions	25,290.32
Taxes & Licenses	6,701.90
Telecommunication	3,382.93
Travel	184,542.42
Travel Meals	6,810.89
Utilities	6,830.01
Web & App Development	112,290.00
Website	35,515.74
Total Expenses	**$2,056,485.71**
NET OPERATING INCOME	**$ -2,052,037.72**
Other Income	
Non-Taxable PPP Income	63,750.00
Total Other Income	**$63,750.00**
NET OTHER INCOME	**$63,750.00**
NET INCOME	**$ -1,988,287.72**